SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37935Y107
                           -------------------------
                                 (CUSIP Number)

                                Copy to:
                                          Stephen A. Cohen, Esq.
Eli Oxenhorn                              Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                          750 Lexington Avenue
Roslyn, New York  11576                   New York, New York 10022
Telephone (516) 625-7005                  Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 January 2, 1997
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                                   - 1 of 6 -

CUSIP
No. 37935Y107                         13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                          Eli Oxenhorn
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
                    7     Sole Voting Power
                             423,340 shares                               7.3%
   Number of      --------------------------------------------------------------
    Shares          8       Shared Voting Power
 Beneficially                2,000 shares                                 0.1%
   Owned By       --------------------------------------------------------------
     Each           9       Sole Dispositive Power
   Reporting                 423,340 shares                               7.3%
    Person        --------------------------------------------------------------
     With           10      Shared Dispositive Power
                             2,000 shares                                 0.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    425,340 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                          7.4%

--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 2 of 6 -

CUSIP
No. 37935Y107                         13D

================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                          Seth Oxenhorn
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*                 (a) |X|

                                                                         (b) |_|
--------------------------------------------------------------------------------
 3     SEC Use Only

--------------------------------------------------------------------------------
 4     Source of Funds*          PF

--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              |_|

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
                    7     Sole Voting Power
                               2,000 shares                               0.1%
   Number of      --------------------------------------------------------------
    Shares          8       Shared Voting Power
 Beneficially                  0 shares                                     0%
   Owned By       --------------------------------------------------------------
     Each           9       Sole Dispositive Power
   Reporting                   2,000 shares                               0.1%
    Person        --------------------------------------------------------------
     With           10      Shared Dispositive Power
                               0 shares                                     0%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                 2,000 shares

--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                                                                             |_|
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                          0.1%

--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                   - 3 of 6 -

      This statement, dated January 2, 1997, constitutes Amendment No. 3 to the
Schedule 13D, dated April 14, 1995, regarding the reporting persons ownership of certain securities of Global Telecommunication Solutions, Inc. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 3 to the Schedule is filed in accordance with the Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 1.  Security and Issuer

      (e) Option, exercisable as of February 14, 1997, expiring February 14, 2002, entitling the holder thereof to purchase up to an aggregate of 75,000 shares of Common Stock at $3.00 per share, subject to adjustment in certain circumstances (the "1997 Option").

ITEM 5.  Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 5,512,801 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of January 2, 1997:

                               Shares of             Percentage of Shares
                             Common Stock              of Common Stock
Name                       Beneficially Owned         Beneficially Owned
----                       ------------------         ------------------
Eli Oxenhorn                     425,340(1)                  7.4%
Seth Oxenhorn                      2,000(2)                  0.1%

            (b) By virtue of being the father of Seth Oxenhorn, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 1,000 shares of Common Stock and 1,000 shares of Common Stock issuable upon the exercise of the Warrants, representing approximately 0.1% of the outstanding Common Stock. Eli Oxenhorn has sole power to vote and to dispose of 154,170 shares of Common Stock, 54,170 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 40,000 shares of Common Stock issuable upon the exercise of the Offering Warrants,

----------
      (1) Includes 100,000 shares of Common Stock (including 20,000 unregistered shares of Common Stock acquired in the Offering), 54,170 Restricted Shares, 54,170 shares of Common Stock issuable upon the exercise of the Conversion Warrants, 40,000 shares of Common Stock issuable upon the exercise of the Offering Warrants, 100,000 shares of Common Stock issuable upon the exercise of the Option, and 75,000 shares of Common Stock issuable upon the exercise of the 1997 Option. Eli Oxenhorn disclaims beneficial ownership of the 1,000 shares of Common Stock beneficially owned by Seth Oxenhorn and 1,000 shares of Common Stock issuable upon the exercise of the Warrants owned by Seth Oxenhorn.

      (2) Consists of 1,000 shares of Common Stock and 1,000 shares of Common Stock issuable upon the exercise of the Warrants.


                                   - 4 of 6 -

100,000 shares of Common Stock issuable upon the exercise of the Option, and 75,000 shares of Common Stock issuable upon the exercise of the 1997 Option, representing approximately 7.3% of the outstanding Common Stock.

            Seth Oxenhorn has sole power to vote and to dispose of 1,000 shares of Common Stock, and 1,000 shares of Common Stock issuable upon exercise of the Warrants, representing 0.1% of the outstanding Common Stock.

            (c) The following is a description of all transactions, effected by the persons identified in Item 2 of this Schedule 13D effected from November 2, 1996 through January 2, 1997 inclusive. The Issuer granted the 1997 Option to Eli Oxenhorn as of January 2, 1997. The shares of Common Stock issuable upon the exercise of the 1997 Option cannot be sold, transferred or disposed of unless registered or exempt from registration, under the Securities Act of 1933, as amended.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Not applicable

ITEM 7. Material to be Filed as Exhibits

            Exhibit C - Stock Option Agreement, made as of January 2, 1997, pursuant to which the Issuer granted the Option to Eli Oxenhorn.


                                   - 5 of 6 -

                                    Signature

            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: February 5, 1997


                                          /S/ Eli Oxenhorn
                                          --------------------------------------
                                          Eli Oxenhorn


                                          /S/ Seth Oxenhorn
                                          --------------------------------------
                                          Seth Oxenhorn


                                   - 6 of 6 -

                                   Exhibit C

                             STOCK OPTION AGREEMENT

            AGREEMENT, made as of the 2nd day of January, 1997 between GLOBAL TELECOMMUNICATION SOLUTIONS, INC., a Delaware corporation ("Company"), and ELI OXENHORN ("Optionee").

            WHEREAS, Optionee has been engaged to render certain consulting services to the Company;

            WHEREAS, in consideration for such services, the Company has awarded Optionee certain options ("Options") to purchase 75,000 of the authorized but unissued or treasury shares of the common stock of the Company, $.01 par value ("Common Stock") under the Company's 1994 Performance Equity Plan ("Plan"); and

            WHEREAS, Optionee desires to acquire the options on the terms and conditions set forth in this Agreement:

            IT IS AGREED:

            1. Grant of Stock Option. The Company hereby grants Optionee the Option to purchase all or any part of an aggregate of 75,000 shares of Common Stock (the "Option Shares") on the terms and conditions set forth herein.

            2. Nonincentive Stock Option. The Option represented hereby is a nonqualified stock option not intended to qualify under any section of the Internal Revenue Code of 1986, as amended.

            3. Exercise Price The exercise price of the Option shall be $3.00 per share, subject to adjustment as hereinafter provided ("Exercise Price").

            4. Exercisability. This Option is exercisable, subject to the terms and conditions of this Agreement, at any time from and after February 14, 1997, and it shall remain exercisable, except as otherwise provided herein, until the close of business on February 14, 2002 (the "Exercise Period").

            5. Withholding Tax. Not later than the date as of which an amount first must be included in the gross income of Optionee for Federal income tax purposes with respect to the Option, Optionee may be required to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount. The obligations of the Company pursuant to this Agreement shall be conditional upon such payments or arrangements with the Company, if such payments or arrangements are required, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to Optionee from the Company.

            6. Adjustments. In the event of any recapitalization, consolidation, stock dividend, stock split, reverse stock split, or other similar change in corporate structure affecting the kind or number of issued shares of Common Stock as a class, the Company shall proportionally adjust the number and kind of Option Shares and the exercise price of the Option in order to prevent the dilution or enlargement of the Optionee's proportionate interest in the Company and his rights hereunder, provided that the number of Option Shares shall always be a whole number.

            7. Method of Exercise.

                  7.1. Notice to the Company. The Option shall be exercised in whole or in part by written notice in the form attached hereto as Exhibit A directed to the Company at its principal place of business accompanied by full payment as hereinafter provided of the exercise price for the number of Option Shares specified in the notice.

                  7.2. Delivery of Option Shares. The Company shall deliver a certificate for the Option Shares to Optionee as soon as practicable after payment therefor.

                  7.3. Payment of Purchase Price.

                        7.3.1. Cash Payment. Optionee shall make cash payments by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company; the Company shall not be required to deliver certificates for Option Shares until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof.

                        7.3.2. Cashless Payment. The Company, in its sole discretion, may allow Optionee to use Common Stock of the Company (or other securities or promissory notes) owned by him (or to surrender a portion of this Option) to pay the purchase price for the Option Shares (and any required withholding taxes). Such payment would be made by delivery of certificates in negotiable form which are effective to transfer good and valid title thereto to the Company, free of any liens or encumbrances. Shares of Common Stock used for this purpose shall be valued at the Fair Market Value, as defined below. The value of any Option surrendered shall equal the difference between the Exercise Price and the Fair Market Value on the date of surrender multiplied by the number of Option Shares underlying the portion of the Option surrendered.

                        7.3.3. Fair Market Value. "Fair Market Value," unless otherwise required by any applicable provision of the Internal Revenue Code of 1986, as amended, or any regulations issued thereunder, means, as of any given date: (i) if the Common Stock is listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, the last sale price of the Common Stock in the principal trading market for the Common Stock on the last trading day preceding the date of grant of an award hereunder, as reported by the exchange or Nasdaq, as the case may be; (ii) if the Common Stock is not listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, but is traded in the over-the-counter market, the closing bid price for the Common Stock on the last trading day preceding the date of grant of an award hereunder for which such quotations are reported by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations; and (iii) if the Fair Market Value of the Common Stock cannot be determined pursuant to clause (i) or (ii) above, such price as the Board of Directors of the Company shall determine, in good faith.

            8. Nonassignability. The Option shall not be assignable or transferable, without the consent of the Company, except by will or by the laws of descent and distribution in the event of the death of Optionee. No transfer of the Option by Optionee by will or by the laws of descent and distribution shall be effective to bind the Company unless the Company shall have been furnished with written notice thereof and a copy of the will and/or such other evidence as the Company may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions of the Option.

            9. Company Representations. The Company hereby represents and warrants to Optionee that:

                  (i) the Company, by appropriate and all required action, is duly authorized to enter into this Agreement and consummate all of the transactions contemplated hereunder; and

                  (ii) the Option Shares, when issued and delivered by the Company to Optionee in accordance with the terms and conditions hereof, will be duly and validly issued and fully paid and non-assessable.

            10. Optionee Representations. Optionee hereby represents and warrants to the Company that

                  (i) he is acquiring the Option and shall acquire the Option Shares for his own account and not with a view towards the distribution thereof;

                  (ii) he has received a copy of all reports and documents required to be filed by the Company with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 within the last 24 months and all reports issued by the Company to its stockholders;

                  (iii) he understands that he must bear the economic risk of the investment in the Option Shares, which cannot be sold by him unless they are registered under the Securities Act of 1933 (the "1933 Act") or an exemption therefrom is available thereunder and that the Company is under no obligation to register the Option Shares for sale under the 1933 Act;

                  (iv) he has had both the opportunity to ask questions and receive answers from the officers and directors of the Company and all persons acting on its behalf concerning the terms and conditions of the offer made hereunder and to obtain any additional information to the extent the Company possesses or may possess such information or can acquire it without unreasonable effort or expense necessary to verify the accuracy of the information obtained pursuant to clause (ii) above;

                  (v) he is aware that the Company shall place stop transfer orders with its transfer agent against the transfer of the Option Shares in the absence of registration under the 1933 Act or an exemption therefrom as provided herein; and

                  (vi) the certificates evidencing the Option Shares shall bear the following legends:

                  "The shares represented by this certificate have been acquired for investment and have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act."

                  "The shares represented by this certificate have been acquired pursuant to a Stock Option Agreement, dated as of January 2, 1997, a copy of which is on file with the Company, and may not be transferred, pledged or disposed of except in accordance with the terms and conditions thereof."

                  (vii) he agrees that he shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him except in accordance with Company's policy, if any, regarding the sale and disposition of securities owned by employees and/or directors of the Company.

            11. Restriction on Transfer of Option Shares.

                  (a) Anything in this Agreement to the contrary notwithstanding, Optionee hereby agrees that he shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him without registration under the 1933 Act, or in the event that they are not so registered, unless (i) an exemption from the 1933 Act registration requirements is available thereunder, and (ii) Optionee has furnished the Company with notice of such proposed transfer and the Company's legal counsel, in its reasonable opinion, shall deem such proposed transfer to be so exempt.

                  (b) Anything in this Agreement to the contrary notwithstanding, Optionee hereby agrees that, if he is, or at any time hereinafter becomes, an employee or director of the Company or any subsidiary thereof, he shall not sell, transfer by any means or otherwise dispose of the Option Shares acquired by him except in accordance with Company's policy, if any, regarding the sale and disposition of securities owned by employees and/or directors of the Company.

            12. Miscellaneous.

                  12.1. Notices. All notices, requests, deliveries, payments, demands and other communications which are required or permitted to be given under this Agreement shall be in writing and shall be either delivered personally or sent by registered or certified mail, or by private courier to the parties at their respective addresses set forth herein, or to such other address as either shall have specified by notice in writing to the other. Notice shall be deemed duly given hereunder when delivered or mailed as provided herein.

                  12.2. Optionee and Stockholder Rights. Optionee shall not have any of the rights of a stockholder with respect to the Option Shares until such shares have been issued after the due exercise of the Option. If Optionee is, or hereinafter becomes, an employee or director of the Company or any subsidiary thereof, nothing contained in this Agreement shall be deemed to confer upon Optionee any right to continued employment with, or a continued directorship position with, the Company or any subsidiary thereof, nor shall it interfere in any way with the right of the Company to terminate Optionee in accordance with the provisions regarding such termination set forth in Optionee's written employment agreement with the Company, or if there exists no such agreement, to terminate Optionee at will, and/or terminate Optionee's directorship in accordance with the Company's Certificate of Incorporation and By-laws and/or the laws of the State of Delaware, as the case may be.

                  12.3. Waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other or subsequent breach.

                  12.4. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended except by writing executed by Optionee and the Company.

                  12.5. Binding Effect; Successors. This Agreement shall inure to the benefit of and be binding upon the parties hereto and, to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and as provided above, their respective heirs, successors, assigns and representatives any rights, remedies, obligations or liabilities.

                  12.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to choice of law provisions).

                  12.7. Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Agreement.

            IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and year first above written.

GLOBAL TELECOMMUNICATION
 SOLUTIONS, INC.                        Address:  40 Elmont Road
                                                  Elmont, NY 11003


By: /s/ Shelly Finkel
    ------------------------------


OPTIONEE:                               Address:  56 Intervale
                                                  Roslyn Estates, NY 11576


    /s/ Eli Oxenhorn
    ------------------------------
         ELI OXENHORN